Exhibit 1

Buenos Aires, May 10, 2013 - BBVA Frances (NYSE: BFR.N; BCBA: FRA.BA;

LATIBEX: BFR.LA) reports consolidated first quarter earnings for fiscal year

2013.

Highlights

•

BBVA Francés reached net income of AR$ 344.2 million as of March 31, 2013. In recurring terms, net income for the period was AR$ 326.0 million, increasing 10.5% and 19.0% compared to the same quarter of 2012 and the previous quarter, respectively.

•	Net financial income maintains its upward trend, mainly as a result of the intermediation with the private sector.

•

In terms of activity, private sector loan portfolio totaled AR$ 29.9 billion, growing 29.0% compared to the same quarter of the previous year. Considering only volumes in pesos, the increase was 41%. Such raise was driven mainly by the expansion in consumer loans as well as the increase of loans to small-and medium-size companies.

•

By the end of 2012, the Argentine Central Bank (BCRA) through its Communication “A” 5380 renewed the line of credit that certain financial institutions must to allocate to finance investment projects, which must represent a minimum amount equal to 5% of total deposits as of November 2012. In addition, at least 50% of such amount must be lent to micro, small and medium-size companies, at an annual interest rate of 15.25% with a minimum term of 36 months.

•

On May 3, 2013, the BCRA issued a new Communication “A” 5419, modifying the definition of micro, small and medium-size companies (MiPyMEs) in the above mention communication effective, as of May 2013. It also stated that at least 25% of the line of credit must be lent to MiPyMEs according to the current definition as of April 30, 2013.

•	BBVA Francés continued to lead the Argentine financial system in terms of asset quality ratios. The non-performing loan ratio reached 0.73% as of March 31, 2013, with a coverage ratio of 256.9%.

•	Total deposits grew 17.7% in annual terms, totaling AR$ 34.9 billion as of March 31, 2013. The increase considering only peso-denominated deposits was 29.7% in the same period.

•

BBVA Francés maintained high levels of liquidity and solvency. As of March 31, 2013 liquid assets (Cash and due from banks plus BCRA bills and notes) represented 29.2% of the Bank’s total deposits. The capital ratio reached 18.3% of weighted risk assets; with an excess of capital over the (BCRA) minimum regulatory requirements of AR$ 1.8 billon.

•

On January 27, 2012, the BCRA increased capital requirements for financial institutions operating in Argentina, effective as of February 1, 2012. “Communication A 5272” requires an increase of capital related to the operational risk and “Communication A 5273” requires an additional buffer equivalent to 75% of the total capital requirement solely for the purpose of distributing profits. As a consequence of such resolutions, BBVA Francés will not distribute dividends for the period 2012.

•	An optional reserve for future distributions for a total amount of AR$ 1 billion was created at the Shareholder’s Meeting held on April 9, 2013.

Economic Environment

The overall economic activity continued to recover at a slow pace during the first quarter of 2013. The Monthly Estimator of Economic Activity (EMAE seasonally adjusted), which is a monthly proxy for quarterly GDP, grew in the first two months of 2013 by 2.5% compared to the same period of 2012 and 0.7% compared to the fourth quarter of 2012. The synthetic index of construction activity (ISAC.) decreased 0.7% in January-February 2013 compared to the same two months of 2012 and grew 1.5% compared to the last quarter of 2012. The Industrial Production Index (EMI) fell 1% in the first two months of 2013 with respect to the previous quarter and 0.6% annually.

Inflation, as measured by the official Consumer Price Index for Greater Buenos Aires (which is used to calculate the CER adjustment for certain sovereign bonds) increased by 2.4% in the first quarter of 2013, slightly below the 2.8% growth of the previous quarter and 10.6% annually.

The primary fiscal surplus of the national public sector was AR$ 1,019 million during January and February 2013, a 22.8% decrease compared to the same two months last year. The increase on primary public sector spending was 30.7% annually, slightly higher than the increase in public sector revenues of 22.6% and the total deficit reached AR$ 2,109 million, a decrease of 22.4% compared to the same two months of 2012.

The items that contributed most to the increase in primary spending in the period were Social Security benefits, which grew 34.3% annually, public sector salaries 29.6% and current expenditures 54.5%. Transfers to the private sector showed a growth of 23% while transfers to Provinces fell 4.6%. On the revenues side, tax

The Bank continues to developed its “Management and Relationship Model” in line with its objectives of being the leading universal bank, maintaining its consumer-oriented focus, with clear goals of improving quality in all of its segments.

During the first quarter of 2013, BBVA Francés continued to develop its electronic banking, to improve and expand distribution channels. To this end and with the aim of promote the new electronic collection increased by 25.8% during the first quarter of 2013.

In the external sector, the accumulated trade surplus in the first quarter of 2013 reached USD 1,310 million, 47.9% lower than the one recorded in the first quarter of 2012. The performance of the trade balance is the result of total exports in the first quarter of 2013 of USD 17,376 million (-2.5%) and total imports of USD 16,066 million (4.9%).

In the FX market, the exchange rate (BCRA reference rate) closed at AR$ 5.1223 per U.S. dollar on March 27, 2013, increasing 4.17% in comparison with the AR$ 4.9170 registered on December 31, 2012. In the first quarter of 2013, Central Bank stock of international reserves decreased by USD 2,844 million from USD 43,290 million on 31 December, 2012 to USD 40.446 million on March 27, 2013. During the first quarter of 2013, the Central Bank sold USD 258 million in the FX market, while in the previous quarter when it bought USD 1,264 million.

The Badlar interest rate for private banks decreased 0.3 pp on the first quarter of 2013, as it averaged 14.90% compared to the 15.20% averaged on the fourth quarter of 2012.

Private sector loans denominated in pesos increased 4.6% in the first quarter of 2013 with respect to the fourth quarter of 2012, while private sector loans in dollars fell by 5.9% in the same period. Total deposits in pesos in the financial system increased by 4.8%, while private sector deposits also pesos grew 14.8% in the same period. In contrast, private sector deposits in USD decreased by 8.2%.

The Bank

operating system, the Bank offers important rewards to clients who subscribe to on-line account and/or card statements.

During the summer, the Bank’s clients enjoyed the best promotions on entertainment, restaurants, beaches and shops on the Atlantic coast. In addition, and as a result of the strategic alliances with Boca Juniors and River Plate clubs, the Bank sponsored the first edition of the BBVA Francés Cup; the march was played in Córdoba in February 2013. The Bank’s clients had access to raffles for tickets and shirts, as well as the opportunity for premium places in the field. Some lucky clients even participated in the match during half-time.

In addition, and maintaining the focus on high-income clients, the Bank started the installation of BBVA Francés VIP locations, with the intention of offering an exclusive area with the privacy and personalized attention that such clients deserve, maximizing the interaction between each client and their VIP executive.

In the commercial segment, the Bank focused on incorporating new functionalities in electronic banking, with the goal of being the most transactional bank in the market, and where clients can make the majority of their operations on-line. Thus, it continued to advance its plan of improvements to the supplier’s payment plan, in order to reduce the check delivery time to all branches and to improve the quality of customer service.

With these developments, the Bank positions its service as an even more competitive, product offering all the payment alternatives in the market and large amounts of information for both, clients and suppliers through the “ Francés Net Cash”, and “online suppliers” programs respectively.

Showing once again its interest in developing the agricultural segment, BBVA Francés participated in the most important event in Argentina, Expoagro 2013, where a team of professionals and industry experts who provided advice on products and services exclusive to the Bank.

Finally, it is important to note that the Social Ecumenical Forum honored the Bank with the solidarity entrepreneur award, in the category “Education” for the BBVA Francés Scholarship Integration Program. The Program aims the integration and permanence of low-income youth in the educational system.

Presentation of Financial Information

•	Foreign currency balances as of March 31, 2013 have been translated into pesos at the reference exchange rate published by the BCRA at such date ($ 5.1223/ US$).

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group – BBVA

Consolidar Seguros S. A. and Consolidar AFJP (in liquidation)-, is shown as Investments in other companies (recorded by the equity method) and the corresponding results are included in Income from Equity Investments.

•

Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)

	Quarter ended			Δ% quarter ended 03/31/13 vs quarter ended
(in thousands of pesos except income per share, ADS and percentages)	03-31-13	12-31-12	03-31-12	12-31-12	03-31-12
Net Financial Income	1,101,246	966,652	777,899	13.9%	41.6%
Provision for loan losses	(94,100)	(100,226)	(58,881)	–6.1%	59.8%
Net income from services	544,674	516,632	417,191	5.4%	30.6%
Administrative expenses	(912,529)	(861,310)	(687,280)	5.9%	32.8%
Operating income	639,291	521,748	448,929	22.5%	42.4%
Income (Loss) from equity investments	13,891	12,056	11,246	15.2%	23.5%
Income (Loss) from Minority interest	(12,476)	(11,644)	(7,108)	7.1%	75.5%
Other Income/Expenses	(15,989)	(51,456)	42,500	–68.9%	–137.6%
Income tax and Minimum Presumed Tax	(280,565)	(195,770)	(255,049)	43.3%	10.0%
Net income for the period	344,152	274,934	240,518	25.2%	43.1%
Net income per share (2)	0.64	0.51	0.45	25.2%	43.1%
Net income per ADS (3)	1.92	1.54	1.34	25.2%	43.1%

(1)	Exchange rate: AR$ 5,1223 Ps = 1 USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

BBVA Francés’ total net income reached AR$ 344.2 million as of March 31, 2013. Such result includes:

•	A gain of AR$ 49.1 million as a consequence of the variations in public bond valuations.

•	An increase in the effective income tax rate mainly due to the impact generated by the sale of part of the Bonar XIV portfolio.

In recurring terms, net income for the period was AR$ 326,0 million.

The following “pro forma” table presents the non-recurring earnings.

Condensed Income Statement PROFORMA

    03/31/13

in thousands of pesos	Recurring results	Non recurring Income	Total results
Net Financial Income	1,052,189	49,057	1,101,246
Provision for loan losses	(94,100)	—	(94,100)
Net income from services	544,674	—	544,674
Administrative expenses	(912,529)	—	(912,529)
Operating income	590,234	49,057	639,291
Income (loss) from equity investments	13,891	—	13,891
Income (Loss) from Minority interest	(12,476)	—	(12,476)
Other Income/Expenses	(15,989)	—	(15,989)
Income tax and Minimum Presumed Tax	(249,652)	(30,913)	(280,565)
Net income for the period	326,008	18,144	344,152

In order to standardize the comparison with previous quarters, the analysis of the variations is made in terms of recurring results.

Condensed Income Statement PROFORMA

	Quarter ended			Δ% quarter ended 03/31/13 vs quarter ended
in thousands of pesos	03-31-13	12-31-12	03-31-12	12-31-12	03-31-12
Net Financial Income	1,052,189	968,301	798,857	8.7%	31.7%
Provision for loan losses	(94,100)	(100,226)	(58,881)	–6.1%	59.8%
Net income from services	544,674	516,632	417,191	5.4%	30.6%
Administrative expenses	(912,529)	(861,310)	(687,280)	5.9%	32.8%
Operating income	590,234	523,397	469,887	12.8%	25.6%
Income (Loss) from equity investments	13,891	12,056	8,483	15.2%	63.8%
Income (Loss) from Minority interest	(12,476)	(11,644)	(7,108)	7.1%	75.5%
Other Income/Expenses	(15,989)	(51,456)	5,881	–68.9%	–371.9%
Income tax and Minimum Presumed Tax	(249,652)	(198,457)	(182,056)	25.8%	37.1%
Net income for the period	326,008	273,896	295,087	19.0%	10.5%

Recurring net income reached by BBVA Francés during the first quarter of 2013 was AR$ 326,0 million, growing 10.5% and 19.0% compared to the same quarter of 2012 and to the previous quarter, respectively.

Net financial income maintained its upward trend based mainly on a higher activity volume as well as on price management, increasing 31.7% and 8.7% compared to the same quarter of 2012 and to the previous quarter, respectively.

During the first quarter of 2013, provisions for loan losses increased as a consequence of higher volume of lending and a slight deterioration of the loan portfolio compared to the same quarter of 2012, while compared to the previous quarter it registered a decrease mainly due to a lower pace in lending during the period.

Net income from services increased 30.6% and 5.4% compared to the quarters ended on March 31 and December 31, 2012, respectively. Administrative expenses increased, growing 32.9% compared to the same quarter of 2012 and 5.9% to the previous quarter.

Other/income expenses registered a loss of AR$ 16.0 million during the quarter, it is important to mention that the figures o the first quarter of 2012 included the gain obtained from sale of a property, while the previous quarter had higher provisions for other contingencies.

Main figures

	Quarter ended			Δ% quarter ended 03/31/13 vs quarter ended
(in thousands of pesos except percentages)	03-31-13	12-31-12	03-31-12	12-31-12	03-31-12
Return on Average Assets (1)	3.0%	2.6%	2.4%	18.9%	24.1%
Return on Average Shareholders’ Equity	26.0%	22.0%	24.1%	17.9%	7.6%
Net fee Income as a % of Recurrent Operating Income	34.1%	34.8%	34.3%	–2.0%	–0.6%
Net fee Income as a % of Administrative Expenses	59.7%	60.0%	60.7%	–0.5%	–1.7%
Adm. Expenses as a % of Recurrent Operating Income (2)	57.1%	58.0%	56.5%	–1.5%	1.1%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

The book value version of the income statement is considered in the line item analysis.

Net Financial Income

As previously mentioned, a higher lending volume and effective price management, in both, assets and liabilities, allowed the Bank to maintain the steady growth in the financial income arising from the intermediation with private sector, which increased by 51.5% and 5.7% compared to the same quarter of 2012 and to the previous quarter, respectively.

Income from securities and short term investments includes non-recurring income originated by variations in the valuation of public securities. Such results totaled a gain of AR$ 49.5 million during the quarter and losses of AR$ 20.9 and of AR$ 1.7 million compared to the quarters ended on March 31, and December 31, 2012, respectively.

Net financial income

	Quarter ended			Δ% quarter ended 03/31/13 vs quarter ended
(in thousands of pesos except percentages)	03-31-13	12-31-12	03-31-12	12-31-12	03-31-12

Net financial income	1,101,246	966,652	777,899	13.9%	41.6%
Net income from financial intermediation	755,158	714,358	498,608	5.7%	51.5%
CER adjustment	38,774	34,155	32,096	13.5%	20.8%
Income from securities and short term investments	175,669	127,312	148,582	38.0%	18.2%
Interest on Government guaranteed loans	2,200	1,969	1,014	11.7%	117.0%
Foreign exchange difference	55,674	43,793	44,102	27.1%	26.2%
Others	73,771	45,065	53,497	63.7%	37.9%

Income from Public and Private Securities

The Bank has the discretion to mark-to-market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.

Income from securities and short-term investments

	Quarter ended			Δ% quarter ended 03/31/13 vs quarter ended
(in thousands of pesos except percentages)	03-31-13	12-31-12	03-31-12	12-31-12	03-31-12
Income from securities and short-term investments	175,669	127,312	148,582	38.0%	18.2%
Holdings booked at fair value	97,804	51,464	44,625	90.0%	119.2%
Bills and Notes from the Central Bank	77,584	76,377	105,246	1.6%	–26.3%
Other fixed income securities	280	(529)	(1,289)	–153.0%	–121.7%
CER adjustment	38,809	34,189	32,144	13.5%	20.7%

Net Income from Services

Compared to the same quarter of 2012 income from services grew 25.49% mainly due to higher consumption with credit cards, higher fees associated with insurance sales and those originated on an increase in the deposit accounts stock.

Service charge expenses grew 53.3% during the same period, mainly due to the increase in promotions related to the LANPASS kilometers program.

Income from services increased by 2.9% compared to the previous quarter. Fees charged for services of deposit accounts and insurance sales, while fees generated by purchases with credit and debit cards because the previous quarter reflected the seasonal shopping behavior during Christmas and holidays. Service charge expenses decreased as a result of lower costs in promotions.

Net income from services

	Quarter ended			Δ% quarter ended 03/31/13 vs quarter ended
(in thousands of pesos except percentages)	03-31-13	12-31-12	03-31-12	12-31-12	03-31-12
Net income from services	544,674	516,632	417,191	5.4%	30.6%
Service charge income	743,348	722,178	546,788	2.9%	35.9%
Service charges on deposits accounts	158,522	154,510	135,810	2.6%	16.7%
Credit cards and operations	270,456	284,224	187,918	–4.8%	43.9%
Insurance	75,231	68,390	56,413	10.0%	33.4%
Capital markets and securities activities	21,188	10,037	1,789	111.1%	1084.1%
Fees related to foreign trade	20,153	21,784	18,473	–7.5%	9.1%
Other fees	197,797	183,234	146,385	7.9%	35.1%
Services Charge expense	(198,674)	(205,547)	(129,597)	–3.3%	53.3%

Administrative Expenses

Administrative expenses reflected an increase of 32.8% compared to the first quarter of 2012 and 5.9% compared to the previous quarter.

Compared to the same quarter of 2012 personnel expenses grew 27.1%, reflecting mainly the advance for future salary increases, and a higher number of employees. General expenses increased 41.2% during the same period, due to:

•

Higher advertisement expenses due to the agreement with River Plate since June 2012, as well as the BBVA Francés Cup played in Córdoba and summer campaigns that had not been carried out the previous year.

•	Higher taxes consequence of the increase in the activity volume and a change in proportional tax rates.
•	Electricity and communications, due to withdrawal of subsidies and an increase in consumption.

•	The effect of the higher activity level and inflation.

In the last three months, personnel expenses grew 5.9%, whereas general expenses grew 6.1% due to higher expenditures in taxes, electricity and communications and advertising.

As of March 31, 2013, the Bank and its subsidiaries had 5,178 employees. The branch office network totaled 273 offices, including 244 consumer branch offices and 29 branch offices specializing in the middle-market segment. Corporate banking included 7 business units grouped by industry. Complementing its distribution network, the Bank has 11 in-company branches and 2 point of sale outlets, 654 ATM’s and 701 quick deposit boxes (“QDBs”).

Administrative expenses

	Quarter ended			Δ% quarter ended 03/31/13 vs quarter ended
(in thousands of pesos except percentages)	03-31-13	12-31-12	03-31-12	12-31-12	03-31-12
Administrative expenses	(912,529)	(861,310)	(687,280)	5.9%	32.8%
Personnel expenses	(520,289)	(491,455)	(409,397)	5.9%	27.1%
Electricity and Communications	(19,066)	(16,741)	(13,495)	13.9%	41.3%
Advertising and Promotion	(46,867)	(42,078)	(25,364)	11.4%	84.8%
Honoraries	(14,301)	(14,711)	(9,732)	–2.8%	46.9%
Taxes	(76,137)	(62,667)	(50,034)	21.5%	52.2%
Organization and development expenses	(11,273)	(11,851)	(8,737)	–4.9%	29.0%
Amortizations	(22,701)	(25,500)	(18,408)	–11.0%	23.3%
Other	(201,895)	(196,307)	(152,113)	2.8%	32.7%

Other Income / Expenses

Other income/expenses totaled a loss of AR$ 16.0 million during the first quarter of 2013. As previously mentioned during the quarter ended March 31, 2012, a gain of AR$ 36.6 million obtained on the sale of a property was registered, whereas the previous quarter included higher provisions for other contingencies.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the first quarter of 2013, a gain of AR$ 13.9 million was recorded, mainly due to the sale of Consolidar ART and BBVA Francés’ stake in Rombo Compañía Financiera.

Balance and activity

Total Public Sector Exposure

Exposure to the public sector’s National treasury decreased compared to the same quarter of 2011 and to the previous quarter, mainly due to the sale of part of the portfolio.

The Bank’s portfolio of BCRA bills and notes also registered a decreased during the period under analysis, mainly due to the liquidity management implemented, in order to maximize profitability.

As of March 31, 2013, public sector National treasure assets represented 4.1% of the Bank’s total assets. Total exposure to BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 3.9% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the National treasury through public securities, guaranteed loans and trust, as well as the BCRA’s bills and notes.

Exposure to the Public Sector

	Quarter ended			Δ% quarter ended 03/31/13 vs quarter ended
(in thousands of pesos except percentages)	03-31-13	12-31-12	03-31-12	12-31-12	03-31-12
Public Sector - National Government	1,894,425	2,082,441	2,010,948	–9.0%	–5.8%
Loans to the Federal government & Provinces	39,314	35,067	39,314	12.1%	0.0%
Total bond portfolio	1,679,129	1,871,389	1,799,032	–10.3%	–6.7%
Holdings book at fair value	1,647,321	1,829,927	1,778,587	–10.0%	–7.4%
Holdings book at amortized cost	164	164	164	0.0%	0.0%
Other government bonds	31,644	41,298	20,281	–23.4%	56.0%
Trustees	176,173	176,173	172,788	0.0%	2.0%
Allowances	(191)	(188)	(186)	1.6%	2.7%
Bills and Notes from Central Bank	2,641,160	2,201,676	3,966,280	20.0%	–33.4%
Own portfolio	1,777,436	2,201,676	3,160,919	–19.3%	–43.8%
Reverse repo w/ Central Bank	(863,724)	—	(805,361)	—	7.2%

Total exposure to the Public Sector	4,535,585	4,284,117	5,977,228	5.9%	–24.1%

Total exposure to the Public Sector without repos	3,671,861	4,284,117	5,171,867	–14.3%	–29.0%

Loan Portfolio

The private sector loan portfolio totaled AR$ 29.9 billion as of March 31, 2013, growing AR$ 6.7 billion (29%) in the last twelve months and AR$ 1.4 billion (5.1) during the quarter.

Compared to the same quarter of 2012, loans to finance consumption as well as those for companies registered an outstanding performance, increasing 35.0% and 23.3%, respectively.

In the retail segment, the increase in credit cards, personal loans and car loans drove such expansion. In the commercial segment, the small and medium size companies’ loan portfolio grew 26.1% during the period, while loans to large corporations increased 20.7%.

The increases were mainly due to the activity in discounted notes, leasing and advances, partially offset by a decrease in loans to finance foreign trade operations.

The portfolio registered similar behavior compared to the previous quarter.

Net loans

	Quarter ended			Δ% quarter ended 03/31/13 vs quarter ended
(in thousands of pesos except percentages)	03-31-13	12-31-12	03-31-12	12-31-12	03-31-12
Private & Financial sector loans	29,876,637	28,432,131	23,154,552	5.1%	29.0%
Advances	6,402,371	5,097,179	3,419,991	25.6%	87.2%
Discounted and purchased notes	4,041,005	4,240,993	3,090,667	–4.7%	30.7%
Consumer Mortgages	908,456	877,775	725,049	3.5%	25.3%
Car secured loans	2,710,364	2,479,398	1,840,775	9.3%	47.2%
Personal loans	5,019,563	4,772,798	3,951,312	5.2%	27.0%
Credit cards	4,888,590	4,729,243	3,501,314	3.4%	39.6%
Loans to financial sector	1,183,685	1,263,224	1,003,355	–6.3%	18.0%
Other loans	4,689,035	4,921,690	5,723,216	–4.7%	–18.1%
Unaccrued interest	(76,318)	(73,413)	(77,541)	4.0%	–1.6%
Adjustment and accrued interest & exchange differences receivable	680,557	647,101	456,015	5.2%	49.2%
Less: Allowance for loan losses	(570,671)	(523,857)	(479,601)	8.9%	19.0%
Loans to public sector	39,314	35,067	39,314	12.1%	0.0%
Loans to public sector	11,556	8,956	17,283	29.0%	–33.1%
Adjustment and accrued interest & exchange differences receivable	27,758	26,111	22,031	6.3%	26.0%

Net total loans	29,915,951	28,467,198	23,193,866	5.1%	29.0%

Asset Quality

In terms of asset quality, BBVA Francés continues to be a leader in the financial system, despite a slight deterioration in the ratios.

As of March 31, 2013, the asset quality ratio (non-performing loans/total loans) was 0.73%, while the coverage ratio (provisions/non-performing loans) reached 256.9%.

Compared to both the same quarter of 2012 and to the previous quarter, the higher ratio is due to higher non performing loans as well as an increase in the performing portfolio.

Asset quality ratios

	Quarter ended			Δ% quarter ended 03/31/13 vs quarter ended
(in thousands of pesos except percentages)	03-31-13	12-31-12	03-31-12	12-31-12	03-31-12
Non-performing loans (1)	222,118	187,903	136,202	18.2%	63.1%
Allowance for loan losses	(570,671)	(523,857)	(479,601)	8.9%	19.0%
Non-performing loans/net total loans	0.73%	0.65%	0.58%	12.4%	26.6%
Non-performing private loans/net private loans	0.73%	0.65%	0.58%	12.4%	26.6%
Allowance for loan losses/non-performing loans	256.92%	278.79%	352.12%	–7.8%	–27.0%
Allowance for loan losses/net total loans	2.47%	1.81%	2.47%	36.9%	0.0%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

Evolution of provisions

	Quarter ended			Δ% quarter ended 03/31/13 vs quarter ended
(in thousands of pesos except percentages)	03-31-13	12-31-12	03-31-12	12-31-12	03-31-12

Balance at the beginning of the quarter	527,307	488,667	448,742	7.9%	17.5%
Increase / decrease	94,100	100,226	58,881	–6.1%	59.8%
Provision increase / decrease - Exchange rate difference	1,221	1,456	911	–16.1%	–34.0%
Decrease	(48,152)	(63,042)	(25,436)	–23.6%	89.3%
Balance at the end of the quarter	574,476	527,307	483,098	8.9%	18.9%

Deposits

Total deposits reached AR$ 34.9 billion as of March 31, 2013, an increase of 17.7% and 2.4% compared to the same quarter of 2012 and to the previous quarter, respectively.

In annual terms, both time deposits as well as sight accounts registered growth, increasing 20.6% and 17.0%, respectively.

It is noteworthy that in the last twelve months; deposits peso-denominated grew 29.7%, time deposits 29.9% and sight accounts 31%.

Compared to the previous quarter, total deposits grew 2.4%, while considering only deposits in pesos, increase was 3.6%.

Deposits denominated in foreign currency registered a decrease of 38.3% and 8.0%, compared to the last twelve months and to the previous quarter, respectively. By the end of March 31, 2013 deposits denominated in foreign currency reached AR$ 3.2 billion (equivalent to US$ 0.6 billion), representing 9.2% of the Bank’s total deposits.

Total deposits

	Quarter ended			Δ% quarter ended 03/31/13 vs quarter ended
(in thousands of pesos except percentages)	03-31-13	12-31-12	03-31-12	12-31-12	06-30-11
Total deposits	34,949,582	34,136,835	29,691,499	2.4%	17.7%

Current accounts	9,809,736	10,157,141	7,260,198	–3.4%	35.1%
Peso denominated	9,805,344	10,150,710	7,241,118	–3.4%	35.4%
Foreign currency	4,392	6,431	19,080	–31.7%	–77.0%
Saving accounts	9,732,679	9,803,893	9,437,885	–0.7%	3.1%
Peso denominated	7,782,496	7,672,376	6,183,424	1.4%	25.9%
Foreign currency	1,950,183	2,131,517	3,254,461	–8.5%	–40.1%
Time deposits	14,779,514	13,555,151	12,255,761	9.0%	20.6%
Peso denominated	13,651,935	12,368,502	10,509,097	10.4%	29.9%
CER adjusted time deposits	814	729	997	11.7%	–18.4%
Foreign currency	1,126,765	1,185,920	1,745,667	–5.0%	–35.5%
Investment Accounts	6,454	6,929	181,568	–6.9%	–96.4%
Peso denominated	6,454	6,929	181,568	–6.9%	–96.4%
Other	621,199	613,721	556,087	1.2%	11.7%
Peso denominated	468,865	423,254	330,149	10.8%	42.0%
Foreign currency	152,334	190,467	225,938	–20.0%	–32.6%
Rescheduled deposits + CEDROS (*)	23,384	28,523	34,989	–18.0%	–33.2%
Peso denominated	23,384	28,523	34,989	–18.0%	–33.2%

Total deposits + Rescheduled deposits & CEDROS	34,972,966	34,165,358	29,726,488	2.4%	17.6%

(*)	In August 2005, the payments of rescheduled deposits were finalized, only those deposits that have a pending court case remain outstanding.

Other Funding Sources

Other funding sources totaled AR$ 1.0 billion as of March 31, 2013, decreasing compared to the same quarter of 2012 and to the previous quarter.

In the last twelve months, negotiable obligations were issued by the Bank and by PSA Finance. Some series matured and dollar funding decreased.

Of the total senior bonds, AR$ 385.1 million correspond to those issued by PSA Financee and the rest to the second issuance of BBVA Francés for AR$ 148.9 million.

5.4% of the balances shown in the table below were denominated in foreign-currency at the end of the first quarter of 2013.

Other funding sources

	Quarter ended			Δ% quarter ended 03/31/13 vs quarter ended
(in thousands of pesos except percentages)	03-31-13	12-31-12	03-31-12	12-31-12	03-31-12
Lines from other banks	504,698	626,472	754,368	–19.4%	–33.1%
Senior Bonds	533,967	649,993	534,093	–17.9%	0.0%

Total other funding sources	1,038,665	1,276,465	1,288,461	–18.6%	–19.4%

Capitalization

As of March 31, 2013, the Bank’s total shareholder’s equity totaled AR$ 5.5 billion, while the excess over

BCRA Minimum Capital Requirements was AR$ 1.8 billon. On the same date, the capital ratio reached 18.3% of assets adjusted to risk.

Capitalization

	Quarter ended			Δ% quarter ended 03/31/13 vs quarter ended
(in thousands of pesos except percentages)	03-31-13	12-31-12	03-31-12	12-31-12	03-31-12
Capital Stock	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,032,368	1,032,368	0.0%	0.0%
Reserves on Profits	2,835,889	2,835,889	2,835,889	0.0%	0.0%
Unappropriated retained earnings	1,607,831	1,263,679	240,518	27.2%	568.5%

Total stockholders’ equity	5,476,088	5,131,936	4,108,775	6.7%	33.3%

Central Bank Requirements

	Quarter ended			Δ% quarter ended 03/31/13 vs quarter ended
(in thousands of pesos except percentages)	03-31-13	12-31-12	03-31-12	12-31-12	06-30-11
Central Bank Minimum Capital Requirements	3,762,464	3,697,327	2,583,744	1.8%	45.6%
Central Bank Minimum Capital Requirements (a, b)	3,655,086	3,591,346	2,414,496	1.8%	51.4%
Market Risk	—	—	58,150	—	–100.0%
Increase in capital requirements related to custody	107,378	105,981	111,098	1.3%	–3.3%
a) Central Bank Minimum Capital Requirements	3,273,457	3,591,346	2,414,496	–8.9%	35.6%
Allocated to Asset at Risk	2,509,619	2,197,282	1,873,357	14.2%	34.0%
DCR (derivative conterparter risk)	9,726
Allocated to Immobilized Assets	—	187,326	160,426	–100.0%	–100.0%
Interest Rate Risk	—	430,744	313,444	–100.0%	–100.0%
Loans to Public Sector and Securities in Investment	—	73,005	67,269	–100.0%	–100.0%
Market Risk	35,970	37,238	—	–3.4%	—
Operational Risk	718,142	665,751	—	7.9%	—
b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	429,511	423,923	444,391	1.3%	–3.3%
5% of the securities in custody and book-entry notes	429,511	423,923	444,391	1.3%	–3.3%
Bank Capital Calculated under Central Bank Rules	5,569,825	5,289,909	4,206,896	5.3%	32.4%
Ordinary Capital Level 1	5,353,653
Dedusctions Ordinary Capital Level 1	(125,613)
Capital Level 2	341,785
Core Capital	—	3,868,256	3,868,256	–100.0%	–100.0%
Minority Interest	—	263,887	181,773	–100.0%	–100.0%
Supplemental Capital	—	1,288,507	253,641	–100.0%	–100.0%
Deductions	—	(130,741)	(96,774)	–100.0%	–100.0%
Excess over Required Capital	1,807,361	1,592,582	1,623,152	13.5%	11.3%
Capital Ratio (Central Bank rules)	18.3%	19.4%	17.0%	–6.0%	7.5%
Excess over Required Capital as a % of Shareholders’ Equity	33.0%	31.0%	39.5%	6.4%	–16.5%

Additional Information

	Quarter ended			Δ% quarter ended 03/31/13 vs quarter ended
(in thousands of pesos except percentages)	03-31-13	12-31-12	03-31-12	12-31-12	06-30-11
Exchange rate	5.12	4.92	4.38	4.2%	17.0%
Quarterly CER adjustment	2.78%	2.68%	2.48%	4.0%	12.1%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss first quarter earnings will be held on Monday, May 13, 2013, at 10:00 AM New York time – 11.00 PM Buenos Aires time. If you are interested in participating, please dial (888)-523-1228 within the U.S. or +1 719-457-2727 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 7718070.

Internet

This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar

Contacts

Vanesa Bories

Investor Relations

(5411) 4346-4000 int. 11622

vbories@bbva.com

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

Paula Bennati

Investor Relations

(5411) 4348-0000 int. 25917

paula.bennati@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	03-31-13	12-31-12	09-30-12	03-31-12
Cash and due from banks	7,575,577	8,614,801	6,429,900	6,687,672
Government and Private Securities	4,317,366	4,056,904	5,198,845	5,764,513
Holdings booked at fair value	1,647,321	1,829,927	1,834,263	1,778,587
Holdings booked at amortized cost	164	164	164	164
Reverse repo w/ Central Bank	—	—	—	—
Listed Private Securities	28,912	25,325	21,171	19,668
Bills and Notes from the Central Bank	2,641,160	2,201,676	3,343,434	3,966,280
Less: Allowances	(191)	(188)	(187)	(186)
Loans	29,915,951	28,467,198	25,599,661	23,193,866
Loans to the private & financial sector	29,876,637	28,432,131	25,566,368	23,154,552
Advances	6,402,371	5,097,179	4,511,651	3,419,991
Discounted and purchased notes	4,041,005	4,240,993	3,971,924	3,090,667
Secured with mortgages	908,456	877,775	757,937	725,049
Car secured loans	2,710,364	2,479,398	2,185,459	1,840,775
Personal loans	5,019,563	4,772,798	4,451,673	3,951,312
Credit cards	4,888,590	4,729,243	3,921,214	3,501,314
Loans to financial sector	1,183,685	1,263,224	1,191,622	1,003,355
Other loans	4,689,035	4,921,690	4,568,756	5,723,216
Less: Unaccrued interest	(76,318)	(73,413)	(63,665)	(77,541)
Plus: Interest & FX differences receivable	680,557	647,101	554,827	456,015
Less: Allowance for loan losses	(570,671)	(523,857)	(485,030)	(479,601)
Public Sector loans	39,314	35,067	33,293	39,314
Principal	11,556	8,956	8,587	17,283
Plus: Interest & FX differences receivable	27,758	26,111	24,706	22,031
Other banking receivables	1,241,745	700,925	1,702,090	1,683,754
Repurchase agreements	371,392	—	600,758	848,100
Unlisted private securities	2,732	15,973	5,698	613
Unlisted Private securities: Trustees	—	—	—	—
Other banking receivables	871,426	688,402	1,099,271	838,538
Less: provisions	(3,805)	(3,450)	(3,637)	(3,497)
Investments in other companies	168,887	154,974	148,962	115,682
Intangible assets	112,033	117,331	103,021	88,642
Organization and development charges	112,033	177,331	103,021	88,642
Other assets	2,710,394	2,575,343	2,320,028	2,147,013

Total Assets	46,041,953	44,687,476	41,502,507	39,681,142

Deposits	34,972,966	34,165,358	31,083,995	29,726,488
Current accounts	9,809,736	10,157,141	8,449,245	7,260,198
Saving accounts	9,732,679	9,803,893	8,939,251	9,437,885
Time deposits	14,779,514	13,555,151	12,914,882	12,255,761
Investment Accounts	6,454	6,929	141,063	181,568
Rescheduled deposits CEDROS	23,384	28,523	30,186	34,989
Other deposits	621,199	613,721	609,368	556,087
Other banking Liabilities	3,275,616	3,285,123	3,863,242	4,176,342
Other provisions	577,224	558,605	511,491	403,699
Other contingencies	576,739	558,125	511,022	403,235
Guarantees	485	480	469	464
Other liabilities	1,617,280	1,436,150	1,086,165	1,185,976
Minority interest	122,779	110,304	100,612	79,862

Total Liabilities	40,565,865	39,555,540	36,645,505	35,572,367

Total Stockholders’ equity	5,476,088	5,131,936	4,857,002	4,108,775

Total liabilities + stockholders’ equity	46,041,953	44,687,476	41,502,507	39,681,142

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	03-31-13	12-31-12	09-30-12	03-31-12
Financial income	1,739,415	1,549,630	1,503,507	1,291,879
Interest on Cash and Due from Banks	54	—	—	—
Interest on Loans Granted to the Financial Sector	69,421	66,921	66,725	57,392
Interest on Overdraft	260,372	225,872	197,454	152,667
Interest on Discounted and purchased notes	164,617	159,626	134,708	134,566
Interest on Mortgages	35,731	32,655	28,487	30,337
Interest on Car Secured Loans	129,754	120,125	106,333	82,829
Interest on Credit Card Loans	198,617	177,725	150,475	140,697
Interest on Financial Leases	49,812	44,490	40,354	38,191
Interest on Other Loans	474,708	459,841	424,315	364,656
From Other Banking receivables	9,288	9,467	8,835	9,777
Interest on Government Guaranteed Loans Decree 1387/01	2,200	1,969	1,807	1,014
Income from Securities and Short Term Investments	175,669	127,312	202,599	148,582
Net Income from options	—	—	—	1,021
CER	38,809	34,189	29,635	32,144
Foreign exchange difference	55,674	43,793	52,371	44,102
Other	74,689	45,645	59,409	53,904
Financial expenses	(638,169)	(582,978)	(520,731)	(513,980)
Interest on Current Account Deposits	—	—	—	—
Interest on Saving Account Deposits	(3,154)	(3,019)	(2,602)	(2,866)
Interest on Time Deposits	(461,108)	(426,816)	(383,913)	(397,379)
Interest on Other Banking Liabilities	(52,900)	(49,824)	(43,384)	(38,377)
Other interests (includes Central Bank)	(1,415)	(1,238)	(884)	(3,273)
CER	(35)	(34)	(33)	(48)
Bank Deposit Guarantee Insurance system mandatory contributions	(14,661)	(13,745)	(13,197)	(12,684)
Mandatory contributions and taxes on interest income	(103,978)	(87,722)	(76,268)	(57,925)
Other	(918)	(580)	(450)	(1,428)
Net financial income	1,101,246	966,652	982,776	777,899
Provision for loan losses	(94,100)	(100,226)	(78,718)	(58,881)
Income from services, net of other operating expenses	544,674	516,632	474,675	417,191
Administrative expenses	(912,529)	(861,310)	(770,844)	(687,280)
Income (loss) from equity investments	13,891	12,056	28,992	11,246
Net Other income	(15,989)	(51,456)	(6,338)	42,500
Income (loss) from minority interest	(12,476)	(11,644)	(9,521)	(7,108)
Income before tax	624,717	470,704	621,022	495,567
Income tax	(280,565)	(195,770)	(203,648)	(255,049)
Net income	344,152	274,934	417,374	240,518

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	03-31-13	12-31-12	09-30-12	03-31-12
Cash and due from banks	7,576,492	8,614,889	6,429,982	6,688,000
Government Securities	4,350,836	4,101,846	5,204,688	5,810,018
Loans	29,948,613	28,493,431	25,651,259	23,234,238
Other Banking Receivables	1,241,745	700,925	1,702,139	1,683,754
Assets Subject to Financial Leasing	1,211,138	1,110,234	954,365	898,920
Investments in other companies	160,825	146,001	138,355	104,654
Other assets	1,650,922	1,617,253	1,503,384	1,367,744

Total Assets	46,140,571	44,784,579	41,584,172	39,787,328

Deposits	34,972,873	34,165,053	31,067,405	29,715,490
Other banking liabilities	3,276,442	3,285,123	3,863,348	4,177,340
Minority interest	129,677	117,981	109,689	89,299
Other liabilities	2,285,491	2,084,486	1,686,728	1,696,424

Total Liabilities	40,664,483	39,652,643	36,727,170	35,678,553

Total Stockholders’ Equity	5,476,088	5,131,936	4,857,002	4,108,775

Stockholders’ Equity + Liabilities	46,140,571	44,784,579	41,584,172	39,787,328

Net Income

	03-31-13	12-31-12	09-30-12	03-31-12
Net Financial Income	1,104,045	969,424	985,726	781,916
Provision for loan losses	(94,100)	(100,226)	(78,718)	(58,881)
Net Income from Services	544,674	516,632	474,675	417,191
Administrative expenses	(920,158)	(867,385)	(775,263)	(692,538)
Net Other Income	2,213	(37,446)	24,323	55,595
Income Before Tax	636,674	480,999	630,743	503,283
Income Tax	(280,825)	(195,821)	(203,648)	(255,576)
Net income	355,849	285,178	427,095	247,707
Minoritary Interest	(11,697)	(10,244)	(9,721)	(7,189)
Net income for Quarter	344,152	274,934	417,374	240,518